                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934




FOR THE MONTH OF              DECEMBER              , 20 03
                 -----------------------------------     --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F  [X]  FORM 40-F  [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                         PERUSAHAAN PERSEROAN (PERSERO)
                                         PT TELEKOMUNIKASI INDONESIA
                                         ---------------------------------------
                                                       (REGISTRANT)


DATE      DECEMBER 11, 2003              BY  /s/ Rochiman Sukarno
     ----------------------------          -------------------------------------
                                                       (SIGNATURE)

                                                    ROCHIMAN SUKARNO
                                             HEAD OF INVESTOR RELATION UNIT

                                  PRESS RELEASE
                            NO.TEL.479/PR000/UHI/2003

                          TELKOM 2002 AUDIT IN PROGRESS


BANDUNG, DECEMBER 11, 2003 -- PT (PERSERO) Telekomunikasi Indonesia Tbk. ("TELKOM") announced the following today:

2002 AUDIT PROGRESS

Substantial progress continues to be made in the audit of TELKOM's 2002 financial statements being conducted by Drs. Hadi Sutanto & Rekan - PricewaterhouseCoopers ("PwC").

TELKOM and Hans Tuanakotta & Mustofa, a member firm of Deloitte Touche Tohmatsu ("Deloitte"), TELKOM's auditor for 2001 and 2000, continue to be engaged in discussions regarding the necessary adjustments to TELKOM's previously issued financial statements. TELKOM expects to be able to make available additional information regarding the progress of discussions between TELKOM, PwC and Deloitte within the next 15 to 30 days.

SPECULATION ABOUT DELISTING FROM NYSE

TELKOM has taken note of recent press reports speculating as to a possible delisting of TELKOM's ADR's from the NYSE.

With regard to such reports, Woeryanto Soeradji, Corporate Secretary of TELKOM, clarified that "TELKOM is committed, and is devoting significant resources, to completing its 2002 audit and bringing itself into compliance with the rules of the U.S. SEC and the NYSE. TELKOM does not have any intention of pursuing a delisting from the NYSE, and has not received any instruction from its major shareholder or otherwise to pursue any such option."



WOERYANTO SOERADJI
Corporate Secretary